Exhibit 16.1

Ernst & Young LLP 920 5th Avenue Ste 900 Seattle WA 98104	Tel: +1 206 621 1800 ey.com

November 23, 2022
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated November 23, 2022, of Core Scientific, Inc. and are in agreement with the statements contained in the first and third paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 1 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of Core Scientific Holding Co.’s 2021 and 2020 financial statements.

/s/ Ernst & Young LLP

A member firm of Ernst & Young Global Limited